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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

GETTY REALTY CORP.

(Name of Issuer)

Common Stock,
par value $0.01 per share
and
Series A Participating Convertible Redeemable Preferred Stock,
par value $0.01 per share

(Title of Class of Securities)

374297 10 9 and 374297 20 8

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 374297 10 9 and 374297 20 8

COMMON STOCK

1.	Name of Reporting Person: Leo Liebowitz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,151,419

		6.	Shared Voting Power: 228,437 (disclaims beneficial ownership of these shares)

		7.	Sole Dispositive Power: 2,151,419

		8.	Shared Dispositive Power: 228,437 (disclaims beneficial ownership of these shares)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,379,856

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.1%

12.	Type of Reporting Person: IN

13G
CUSIP No. 374297 10 9 and 374297 20 8

SERIES A PARTICIPATING CONVERTIBLE REDEEMABLE PREFERRED STOCK

1.	Name of Reporting Person: Leo Liebowitz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 205,133

		6.	Shared Voting Power: 350,198 (disclaims beneficial ownership of 75,306 of these shares)

		7.	Sole Dispositive Power: 205,133

		8.	Shared Dispositive Power: 350,198 (disclaims beneficial ownership of 75,306 of these shares)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 555,331

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 19.4%

12.	Type of Reporting Person: IN

13G

Item 1.
	(a)	Name of Issuer:
Getty Realty Corp.
	(b)	Address of Issuer's Principal Executive Offices:
125 Jericho Turnpike, Suite 103 Jericho, New York 11753

Item 2.
	(a)	Name of Person Filing:
Leo Liebowitz
	(b)	Address of Principal Business Office or, if none, Residence:
Getty Realty Corp. 125 Jericho Turnpike, Suite 103 Jericho, New York 11753
	(c)	Citizenship:
New York
	(d)	Title of Class of Securities:
Common stock, par value $0.01 per share, and Series A Participating Convertible Redeemable Preferred Stock, par value $0.01 per share
	(e)	CUSIP Number:
374297 10 9 and 374297 20 8, respectively

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
☐ If this statement is filed pursuant to Rule 13d-1(c), check this box.

13G

Item 4.	Ownership.
Common Stock
	(a)	Amount beneficially owned:
As of December 31, 2002: 2,379,856 shares
	(b)	Percent of class:
11.1%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
2,151,419
(ii) Shared power to vote or to direct the vote:
228,437 (disclaims beneficial ownership of these shares)
(iii) Sole power to dispose or to direct the disposition of:
2,151,419
(iv) Shared power to dispose or to direct the disposition of:
228,437 (disclaims beneficial ownership of these shares)

Series A Participating Convertible Redeemable Preferred Stock
	(a)	Amount beneficially owned:
As of December 31, 2002: 555,331 shares
	(b)	Percent of class:
19.4%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
205,133
(ii) Shared power to vote or to direct the vote:
shared power to vote or direct the vote: 350,198 (disclaims beneficial ownership of 75,306 of these shares)
(iii) Sole power to dispose or to direct the disposition of:
205,133
(iv) Shared power to dispose or to direct the disposition of:
350,198 (disclaims beneficial ownership of 75,306 of these shares)
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

/s/ Leo Liebowitz
Leo Liebowitz